Exhibit 99.1

DHT Holdings, Inc. Third Quarter 2023 Results

HAMILTON, BERMUDA, November 6, 2023 – DHT Holdings, Inc. (NYSE: DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	2022	2021
Shipping revenues	130.3	152.0	131.5	166.5	108.2	450.4	295.9
Adjusted net revenues[1]	89.1	112.9	93.9	116.7	55.3	264.9	203.4
Adjusted EBITDA[2]	67.4	89.8	71.9	95.4	35.6	177.9	113.7
Profit/(loss) after tax	31.0	57.1	38.0	61.8	7.5	62.0	(11.5)
EPS – basic	0.19	0.35	0.23	0.38	0.04	0.37	(0.07)
EPS – diluted[3]	0.19	0.35	0.23	0.38	0.04	0.37	(0.07)
Dividend[4]	0.19	0.35	0.23	0.38	0.04	0.48	0.10
Interest bearing debt	436.6	388.3	395.7	396.7	418.9	396.7	522.3
Cash and cash equivalents	73.9	130.6	117.5	125.9	65.7	125.9	60.7
Net debt	367.7	257.6	278.2	270.7	353.2	270.7	461.6

QUARTERLY HIGHLIGHTS:

•
In the third quarter of 2023, the Company achieved average combined time charter equivalent earnings of $42,500 per day, comprised of $35,500 per day for the Company’s VLCCs on time-charter and $44,700 per day for the Company’s VLCCs operating in the spot market. The result for the Company’s VLCCs operating in the spot market, measured on a discharge-to-discharge basis, was $42,300 per day for the third quarter of 2023.

•	Adjusted EBITDA for the third quarter of 2023 was $67.4 million. Net profit for the quarter was $31.0 million, which equates to $0.19 per basic share.

•
In the third quarter of 2023, the Company purchased 1,137,583 of its own shares in the open market for an aggregate consideration of $9.9 million, at an average price of $8.72. All shares were retired upon receipt.

•
For the third quarter of 2023, the Company declared a cash dividend of $0.19 per share of outstanding common stock, payable on November 28, 2023, to shareholders of record as of November 21, 2023. This marks the 55th consecutive quarterly cash dividend and is in line with the Company’s capital allocation policy to pay out 100% of net income. The shares will trade ex-dividend from November 20, 2023.

•
During the quarter, the Company took delivery of DHT Appaloosa, the 2018 VLCC acquired for $94.5 million. The vessel was financed with available liquidity and a $45 million secured credit facility under the incremental facility with ING as agent. The new facility bears interest at a rate equal to SOFR plus a margin of 1.80% and is payable in quarterly installments of $0.75 million. The facility has a 20-year profile and maturity in line with the ING credit facility.

OPERATIONAL HIGHLIGHTS:

	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	2022	2021
Operating days[5]	2,177.7	2,093.0	2,070.0	2,116.0	2,184.3	8,929.0	9,776.5
Scheduled off hire days	79.1	60.9	111.8	63.5	-	150.3	514.7
Unscheduled off hire[6]	0.1%	1.3%*	2.2%*	0.1%	0.0%	0.2%	0.1%
Revenue days[7]	2,096.0	2,005.6	1,912.8	2,051.5	2,181.5	8,721,7	9,157.3
Spot exposure[6]	77.3%	70.4%	72.9%	74.7%	74.5%	75.4%	54.7%
VLCC time charter rate per day	$ 35,500	$ 36,200	$ 35,000	$36,100	$35,300	$34,600	$32,600
VLCC spot rate per day	$ 44,700	$ 64,800	$ 54,600	$63,800	$22,000	$29,000	$13,200

*In Q2 2023 one vessel underwent an unscheduled repair, accounting for the predominant part of the unscheduled off hire for the quarter. In Q1 2023 one vessel encountered bad weather damage, accounting for the predominant part of the unscheduled off hire for the quarter.

The freight market commenced the quarter with robust rates, however, with a weakening trend further into the quarter driven by oil production cuts by OPEC+. As experienced during soft patches earlier in the year, the lows show more robustness when compared to historical seasonality swings with time charter equivalent earnings bottoming out around $30,000 per day for modern ships, before strengthening again. As stated in our most recent releases, this suggests to us that the underlying freight market is between balanced and tight, with dynamics gradually moving towards tight. This view is supported by the most recent strengthening in freight rates, reaching time charter equivalent earnings for modern ships fitted with exhaust gas cleaning systems around the $70,000 per day mark.

The key agencies are maintaining their views on the balances in the oil market, with a general tightening trend. The oil supply cuts have pushed oil prices upwards in a market with low inventories, a backwardated oil price curve and higher interest rates, driving refiners to draw down inventories of crude oil. Our high-level takeaway from following oil market analyses and statements from leading oil producers, as well as discussing with our customers, is that it is reasonable to expect more oil supply to hit the market during the first quarter of next year. This view is a contributing factor to increased interest from many of our customers in engaging in term contracts.

Following the few newbuilding orders that have been placed year-to-date, the activity seems to have dissipated with limited interest in ordering new large tankers. We believe this reflects several key factors impacting investment decisions, or lack of, hereunder high asking prices from ship builders requiring life-time earnings well above historical averages, long lead-time to deliver new ships, increased cost of capital, and no convincing arguments related to future fuels and technologies. This comes at a time when we think the global fleet is of a sufficient size to profitably service the industry in the foreseeable future.

It is an increasingly complex geopolitical environment with conflicts and risks on many fronts, all that could influence our business. In balance, this seems to support continued focus on energy security and strong demand for our services. We will retain our discipline with respects to allocation of capital and manage risks within our control, continuing to run our business as safe, efficiently, and profitably as we can. We like the way we are positioned with our robust financial position, highly competent organization both onboard and ashore, operating a quality fleet serving our strong customer base, in a market with rewarding prospects. In short, we are convinced of the merits of our strategy and its ability to reward shareholders.

As of September 30, 2023, DHT had a fleet of 24 VLCCs, with a total dwt of 7,479,184. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/

OUTLOOK:

Estimated Q4 2023
Total term time charter days	420
Average term time charter rate ($/day)*	$ 36,000
Total spot days for the quarter	1,790
Spot days booked to date	1,280
Average spot rate booked to date ($/day)	$ 41,500
Spot P&L break-even for the quarter	$ 24,700
* The month of October includes a profit-sharing. The months of November and December assumes only the base rate.

•
Thus far in the fourth quarter of 2023, 71% of the available VLCC spot days have been booked at an average rate of $41,500 per day on a discharge-to-discharge basis. 77% of the available VLCC days, combined spot and time-charter days, have been booked at an average rate of $40,200 per day.

Footnotes:
1Shipping revenues net of voyage expenses.
2 Shipping revenues net of voyage expenses, other revenues, vessel operating expenses and general and administrative expenses.
3Diluted shares include the dilutive effect of the restricted shares granted to management and members of the board of directors.
4Per common share.
5Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
6As % of total operating days in period.
7Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire or repositioning days in connection with sale.

THIRD QUARTER 2023 FINANCIALS

The Company reported shipping revenues for the third quarter of 2023 of $130.3 million compared to shipping revenues of $108.2 million in the third quarter of 2022. The increase from the 2022 period to the 2023 period includes $26.3 million attributable to higher tanker rates, partially offset by $4.2 million attributable to a decrease in revenue days due to drydockings.

Other revenues for the third quarter of 2023 were $1.2 million compared to $1.7 million in the third quarter of 2022 and mainly relate to technical management services provided.

The Company did not record any gain or loss related to sale of vessels in the third quarter of 2023. In the third quarter of 2022, the Company recorded a gain of $6.8 million related to the sale of DHT Edelweiss.

Voyage expenses for the third quarter of 2023 were $41.2 million, compared to voyage expenses of $52.9 million in the third quarter of 2022. The change was related to a decrease in bunker expenses of $11.1 million and a decrease in port expenses of $1.9 million, partially offset by an increase in broker commission and other voyage-related costs of $1.4 million.

Vessel operating expenses for the third quarter of 2023 were $18.6 million compared to $17.6 million in the third quarter of 2022. The increase was mainly related to an increase of $1.0 million in additional up storing of spares and consumables in connection with drydockings.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $28.3 million for the third quarter of 2023, compared to $30.2 million in the third quarter of 2022. The decrease was due to decreased depreciation of exhaust gas cleaning systems of $2.5 million, partially offset by an increase in depreciation of $0.6 million related to vessels and drydocking.

General and administrative (“G&A”) expense for the third quarter of 2023 was $4.3 million, consisting of $3.5 million cash and $0.8 million non-cash charge, compared to $3.9 million in the third quarter of 2022, consisting of $3.2 million cash and $0.6 million non-cash charge. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the third quarter of 2023 were $8.0 million compared to $4.5 million in the third quarter of 2022. The increase was mainly due to a non-cash gain of $2.8 million related to interest rate derivatives in the third quarter of 2022 and increased interest expense of $1.9 million due to increased interest rates, partially offset by interest income of $1.2 million in the third quarter of 2023 compared to $0.1 million in the third quarter of 2022.

As a result of the foregoing, the Company had a net profit in the third quarter of 2023 of $31.0 million, or income of $0.19 per basic share and $0.19 per diluted share, compared to a net profit in the third quarter of 2022 of $7.5 million, or income of $0.04 per basic share and $0.04 per diluted share. The increase from the third quarter of 2022 to the third quarter of 2023 was mainly due to higher tanker rates.

Net cash provided by operating activities for the third quarter of 2023 was $55.7 million compared to $5.5 million for the third quarter of 2022. The increase was due to a profit of $31.0 million in the third quarter of 2023 compared to a profit of $7.5 million in the third quarter of 2022, a $19.1 million change in operating assets and liabilities and a $7.6 million increase in non-cash items included in net income.

Net cash used in investing activities was $93.0 million in the third quarter of 2023 and was related to investment in vessels. Net cash provided by investing activities was $34.6 million in the third quarter of 2022 and comprised $37.0 million related to the sale of a vessel, partially offset by $2.3 million related to investment in vessels.

Net cash used in financing activities for the third quarter of 2023 was $19.3 million comprised of $56.7 million related to cash dividend paid, $45.0 million related to prepayment of long-term debt, $9.9 million related to purchase of treasury shares and $6.9 million related to scheduled repayment of long-term debt, partially offset by $99.5 million related to issuance of long-term debt. Net cash used in financing activities for the third quarter of 2022 was $79.8 million comprised of $50.0 million related to prepayment of long-term debt, $12.2 million repayment of long-term debt in connection with sale of vessel, $8.8 million related to purchase of treasury shares, $6.5 million related to cash dividend paid and $1.9 million related to scheduled repayment of long-term debt.

As of September 30, 2023, the cash balance was $73.9 million, compared to $125.9 million as of December 31, 2022. The change is mainly related to investing activities.

The Company monitors its covenant compliance on an ongoing basis. As of September 30, 2023, the Company was in compliance with its financial covenants.

As of September 30, 2023, the Company had 160,999,542 shares of common stock outstanding compared to 162,653,339 shares as of December 31, 2022.

The Company declared a cash dividend of $0.19 per common share for the third quarter of 2023 payable on November 28, 2023, for shareholders of record as of November 21, 2023.

NINE MONTHS 2023 FINANCIALS

The Company reported shipping revenues for the first three quarters of 2023 of $413.8 million compared to $283.9 million in the first three quarters of 2022. The increase from the 2022 period to the 2023 period includes $157.8 million attributable to higher tanker rates partially offset by $27.9 million attributable to decreased total revenue days.

Other revenues for the first three quarters of 2023 were $3.4 million compared to $2.4 million in the first three quarters of 2022 and mainly relates to technical management services provided. In May 2022, the Company acquired an additional 3.2% of Goodwood Ship Management Pte. Ltd. and increased the ownership to 53.2% through a step acquisition. Other revenues for the first three quarters of 2022 applies for the period from May 31 to September 30, 2022.

The Company did not record any gain or loss related to sale of vessels in the first three quarters of 2023. In the first three quarters of 2022, the Company recorded a gain of $19.5 million related to the sale of DHT Hawk, DHT Falcon and DHT Edelweiss.

Voyage expenses for the first three quarters of 2023 were $117.9 million compared to voyage expenses of $135.7 million in the first three quarters of 2022. The change was related to a decrease in bunker expenses of $19.2 million and a decrease in port expenses of $3.0 million, partially offset by an increase in broker commission and other voyage-related costs of $4.4 million.

Vessel operating expenses for the first three quarters of 2023 were $56.7 million compared to $53.9 million in the first three quarters of 2022. The increase was mainly due to $1.1 million related to the consolidation of Goodwood, an increase of $1.0 million related to insurance and an increase of $0.6 million related to lubes.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $80.4 million for the first three quarters of 2023, compared to $95.6 million in the first three quarters of 2022. The decrease was mainly due to decreased depreciation of exhaust gas cleaning systems of $11.6 million and decreased depreciation of $4.0 million related to vessels and drydocking.

G&A for the first three quarters of 2023 was $13.5 million, consisting of $10.8 million cash and $2.7 million non-cash charge, compared to $14.1 million, consisting of $10.6 million cash and $3.5 million non-cash charge for the first three quarters of 2022.

Net financial expenses for the first three quarters of 2023 were $22.2 million, compared to $5.8 million in the first three quarters of 2022. The increase was due to a non-cash gain of $15.0 million related to interest rate derivatives in the first three quarters of 2022 compared to a non-cash loss of $0.5 million in the first three quarters of 2023 and increased interest expense of $4.1 million due to increased interest rates, partially offset by interest income of $3.6 million in the first three quarters of 2023 compared to $0.2 million in the first three quarters of 2022.

The Company had net income for the first three quarters of 2023 of $126.1 million, or income of $0.77 per basic share and $0.77 per diluted share compared to net income of $0.2 million, or income of $0.00 per basic share and $0.00 per diluted share in the first three quarters of 2022. The difference between the two periods mainly reflects higher tanker rates.

Net cash provided by operating activities for the first three quarters of 2023 was $209.1 million compared to $37.6 million for the first three quarters of 2022. The increase was mainly due to net income of $126.1 million in the first three quarters of 2023 compared to net income of $0.2 million in the first three quarters of 2022, a $26.7 million change in operating assets and liabilities and a $18.8 million increase in non-cash items included in net income.

Net cash used in investing activities for the first three quarters of 2023 was $126.0 million and was related to investment in vessels. Net cash provided by investing activities for the first three quarters of 2022 was $112.2 million comprising $113.2 million related to sale of vessels and $8.3 million related to acquisition of subsidiary, net of cash paid, partially offset by $9.2 million related to investment in vessels.

Net cash used in financing activities for the first three quarters of 2023 was $135.0 million comprising $216.8 million related to repayment of long-term debt in connection with refinancing, $156.1 million related to cash dividends paid, $45.0 million related to prepayment of long-term debt, $18.8 million related to purchase of treasury shares and $15.6 million related to scheduled repayment of long-term debt, partially offset by $315.7 million related to issuance of long-term debt and $3.3 million related to proceeds from sale of derivatives. Net cash used in financing activities for the first three quarters of 2022 was $144.3 million comprising $73.1 million related to prepayment of long-term debt, $25.5 million related to repayment of long-term debt in connection with sale of vessels, $24.8 million related to purchase of treasury shares, $13.2 million related to cash dividends paid and $7.0 million related to scheduled repayment of long-term debt.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	2022	2021
Reconciliation of adjusted net revenue
Shipping revenues	130,322	151,993	131,468	166,522	108,227	450,381	295,853
Voyage expenses	(41,235)	(39,092)	(37,569)	(49,781)	(52,882)	(185,502)	(92,405)
Adjusted net revenues	89,087	112,902	93,899	116,741	55,345	264,880	203,448

Reconciliation of adjusted EBITDA
Profit/(loss) after tax	30,967	57,081	38,041	61,819	7,457	61,979	(11,507)
Income tax expense	137	94	191	111	246	587	360
Other financial (income)/expenses	413	606	366	272	469	2,826	(645)
Fair value (gain)/loss on derivative financial liabilities	-	70	433	(56)	(2,788)	(14,983)	(12,450)
Interest expense	8,789	7,492	7,586	6,462	6,938	26,197	25,727
Interest income	(1,213)	(1,966)	(398)	(886)	(80)	(1,076)	(6)
Share of profit from associated companies	-	-	-	-	-	(1,327)	(1,278)
(Gain)/loss, sale of vessel	-	-	-	-	(6,829)	(19,513)	(15,153)
Depreciation and amortization	28,326	26,376	25,726	27,692	30,198	123,255	128,639
Adjusted EBITDA	67,419	89,753	71,946	95,414	35,610	177,946	113,688

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	44,700	64,800	54,600	63,800	22,000	29,000	13,200
IFRS 15 impact on spot time charter equivalent per day**	(2,400)	(3,000)	3,900	100	5,100	1,200	500
Adjusted spot time charter equivalent per day	42,300	61,800	58,500	63,900	27,100	30,200	13,700

* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast, which will include a slide presentation, at 8:00 a.m. ET/14:00 CET on Tuesday, November 7, 2023, to discuss the results for the quarter.

To access the conference call the participants are required to register using this link:
https://register.vevent.com/register/BI03951b6f02e34a2ba9283050284c5d35

Upon registering, each participant will be provided with participant dial-in numbers, and a unique personal PIN. Participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the Call Me feature instead of dialing the nearest dial-in number.

The webcast, which will include a slide presentation, will be available on the following link:
https://edge.media-server.com/mmc/p/gfwx2ori and can also be accessed in the Investor Relations section of DHT's website at http://www.dhtankers.com.

A recording of the audio and slides presented will be available until November 14, 2023, at 14:00 CET. The recording can be accessed through the following link: https://edge.media-server.com/mmc/p/gfwx2ori

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit http://www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 23, 2023.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2023

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Note	September 30, 2023 (Unaudited)	December 31, 2022 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$73,920	125,948
Accounts receivable and accrued revenues	7	55,684	59,465
Capitalized voyage expenses		2,817	2,799
Prepaid expenses		9,023	10,550
Derivative financial assets		-	3,759
Bunker inventory		37,783	33,069
Total current assets		$179,227	235,589

Non-current assets
Vessels	5	$1,311,892	1,261,998
Advances for vessel upgrades	5	15	4,583
Other property, plant and equipment		4,985	4,949
Goodwill		1,356	1,356
Total non-current assets		$1,318,247	1,272,885

TOTAL ASSETS		$1,497,474	1,508,474

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$25,111	29,398
Current portion long-term debt	4	47,933	29,626
Other current liabilities		1,317	1,178
Deferred shipping revenues	8	4,394	4,172
Total current liabilities		$78,754	64,374

Non-current liabilities
Long-term debt	4	$388,647	367,069
Other non-current liabilities		3,557	3,545
Total non-current liabilities		$392,203	370,614

TOTAL LIABILITIES		$470,958	434,988

Equity
Common stock at par value	6	$1,610	1,627
Additional paid-in capital		1,228,037	1,243,754
Accumulated deficit		(210,754)	(180,664)
Translation differences		69	138
Other reserves		3,132	3,623
Total equity attributable to the Company		1,022,095	1,068,478
Non-controlling interest		4,421	5,008
Total equity		$1,026,516	1,073,486

TOTAL LIABILITIES AND EQUITY		$1,497,474	1,508,474

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands, except shares and per share amounts)

		Q3 2023	Q3 2022	9 months 2023	9 months 2022
	Note	Jul. 1 - Sep. 30, 2023	Jul. 1 - Sep. 30, 2022	Jan. 1 - Sep. 30, 2023	Jan. 1 - Sep. 30, 2022
Shipping revenues		$130,322	108,227	413,783	283,860
Other revenues		1,243	1,711	3,397	2,392
Total revenues	3	$131,565	109,938	417,180	286,251

Gain sale of vessels		-	6,829	-	19,513

Operating expenses
Voyage expenses		(41,235)	(52,882)	(117,896)	(135,721)
Vessel operating expenses		(18,608)	(17,578)	(56,711)	(53,873)
Depreciation and amortization	5	(28,326)	(30,198)	(80,427)	(95,563)
General and administrative expenses		(4,303)	(3,867)	(13,455)	(14,125)
Total operating expenses		$(92,472)	(104,525)	(268,490)	(299,282)

Operating (loss)/ income		$39,093	12,242	148,691	6,482

Share of profit from associated companies		-	-	-	1,327
Interest income		1,213	80	3,577	191
Interest expense		(8,789)	(6,938)	(23,868)	(19,735)
Fair value gain/(loss) on derivative financial liabilities		-	2,788	(504)	14,927
Other financial (expense)/income		(413)	(469)	(1,385)	(2,555)
Profit/(loss) before tax		$31,104	7,703	126,512	637

Income tax expense		(137)	(246)	(422)	(477)
Profit/(loss) after tax		$30,967	7,457	126,089	161
Attributable to owners of non-controlling interest		208	425	97	665
Attributable to the owners of parent		$30,759	7,031	125,993	(505)

Attributable to the owners of parent

Basic earnings/(loss) per share		0.19	0.04	0.77	(0.00)
Diluted earnings/(loss) per share		0.19	0.04	0.77	(0.00)

Weighted average number of shares (basic)		161,735,939	162,867,756	162,575,803	165,380,297
Weighted average number of shares (diluted)		161,902,025	163,058,844	162,743,441	165,380,297

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands)

		Q3 2023	Q3 2022	9 months 2023	9 months 2022
	Note	Jul. 1 - Sep. 30, 2023	Jul. 1 - Sep. 30, 2022	Jan. 1 - Sep. 30, 2023	Jan. 1 - Sep. 30, 2022
Profit/(loss) after tax		$30,967	7,457	126,089	161

Other comprehensive income/(loss):
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency denominated associate and subsidiary		(106)	(324)	(163)	(536)
Total		$(106)	(324)	(163)	(536)

Other comprehensive income/(loss)		$(106)	(324)	(163)	(536)

Total comprehensive income/(loss) for the period		$30,861	7,132	125,927	(375)

Attributable to owners of non-controlling interest		$156	273	3	442
Attributable to the owners of parent		$30,705	6,859	125,924	(818)

 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q3 2023	Q3 2022	9 months 2023	9 months 2022
	Note	Jul. 1 - Sep. 30, 2023	Jul. 1 - Sep. 30, 2022	Jan. 1 - Sep. 30, 2023	Jan. 1 - Sep. 30, 2022
CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) after tax		$30,967	7,457	126,089	161

Items included in net income not affecting cash flows		29,706	22,074	85,050	66,204
Depreciation and amortization	5	28,326	30,198	80,427	95,563
Amortization of deferred debt issuance cost		664	930	2,222	2,278
(Gain) / loss, disposal of property, plant and equipment		8	-	18	-
(Gain) / loss, sale of vessels		-	(6,829)	-	(19,513)
Fair value (gain)/loss on derivative financial instruments		-	(2,788)	504	(14,927)
Impairment of equity accounted investment		-	-	-	637
Compensation related to options and restricted stock		716	575	2,583	3,525
Net foreign exchange differences		(9)	(11)	(11)	(31)
(Gain) / loss modification of debt		-	-	(693)	-
Share of profit in associated companies		-	-	-	(1,327)
Income adjusted for non-cash items		$60,672	29,531	211,139	66,365

Changes in operating assets and liabilities		(4,949)	(24,052)	(1,995)	(28,719)
Accounts receivable and accrued revenues		1,147	(25,203)	3,781	(19,675)
Capitalized voyage expenses		(625)	(1,237)	(18)	(2,327)
Prepaid expenses		1,264	1,585	1,527	(3,494)
Accounts payable and accrued expenses		(2,214)	(4,880)	(2,639)	1,506
Deferred shipping revenues		(1,116)	(244)	222	(1,809)
Bunker inventory		(3,425)	5,916	(4,715)	(2,955)
Pension liability		21	12	(152)	35
Net cash provided by operating activities		$55,723	5,479	209,144	37,647

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(92,943)	(2,293)	(125,897)	(9,177)
Proceeds from sale of vessels		-	36,987	-	113,165
Investment in subsidiaries		-	-	-	(2)
Acquisition of subsidiary, net of cash paid		-	-	-	8,267
Investment in other property, plant and equipment		(89)	(92)	(134)	(97)
Net cash (used in)/provided by investing activities		$(93,032)	34,602	(126,031)	112,156

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	6	(56,661)	(6,506)	(156,082)	(13,172)
Dividends paid to non-controlling interest		-	-	(590)	-
Repayment principal element of lease liability		(346)	(356)	(1,082)	(730)
Issuance of long-term debt	4	99,492	-	315,684	-
Purchase of treasury shares	6	(9,942)	(8,824)	(18,808)	(24,758)
Proceeds from sale of derivatives		-	-	3,256	-
Scheduled repayment of long-term debt		(6,875)	(1,926)	(15,588)	(6,990)
Prepayment of long-term debt	4	(45,000)	(50,000)	(45,000)	(73,125)
Repayment of long-term debt refinancing		-	-	(216,761)	-
Repayment of long-term debt, sale of vessels		-	(12,225)	-	(25,531)
Net cash used in financing activities		$(19,331)	(79,837)	(134,971)	(144,307)

Net increase/(decrease) in cash and cash equivalents		(56,640)	(39,756)	(51,859)	5,495
Net foreign exchange difference		(90)	(314)	(169)	(445)
Cash and cash equivalents at beginning of period		130,649	105,778	125,948	60,658
Cash and cash equivalents at end of period		$73,920	65,708	73,920	65,708

Specification of items included in operating activities:
Interest paid		7,324	5,148	20,561	16,424
Interest received		367	80	3,221	191

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands except shares)

				Paid-in					Non-
				Additional	Treasury	Accumulated	Translation	Other	Controlling	Total
	Note	Shares	Amount	Capital	Shares	Deficit	Differences	Reserves	Interest	Equity
Balance at January 1, 2022		166,126,770	$1,661	$1,264,000	$-	$(222,405)	$101	$3,968	$34	$1,047,359
Profit/(loss) after tax						(505)			665	161
Other comprehensive income/(loss)						-	(313)		(223)	(536)
Total comprehensive income/(loss)						(505)	(313)		442	(375)
Cash dividends declared and paid						(13,172)				(13,172)
Purchase of treasury shares	6				(24,758)					(24,758)
Adjustment related to non-controlling interest									4,452	4,452
Retirement of treasury shares	6	(4,326,379)	(43)	(24,715)	24,758					-
Compensation related to options and restricted stock		852,948	9	4,362				(846)		3,525
Balance at September 30, 2022	6	162,653,339	$1,627	$1,243,647	$-	$(236,082)	$(212)	$3,123	$4,928	$1,017,030

Balance at January 1, 2023		162,653,339	$1,627	$1,243,754	$-	$(180,664)	$138	$3,623	$5,008	$1,073,486
Profit/(loss) after tax						125,993			97	126,089
Other comprehensive income/(loss)						-	(69)		(94)	(163)
Total comprehensive income/(loss)						125,993	(69)		3	125,927
Cash dividends declared and paid						(156,082)			(590)	(156,672)
Purchase of treasury shares	6				(18,808)					(18,808)
Adjustment related to non-controlling interest										-
Retirement of treasury shares	6	(2,209,927)	(22)	(18,786)	18,808					-
Compensation related to options and restricted stock		556,130	6	3,069				(491)		2,583
Balance at September 30, 2023	6	160,999,542	$1,610	$1,228,037	$-	$(210,754)	$69	$3,132	$4,421	$1,026,516

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2023
Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors (the “Board”) on November 3, 2023 and authorized for issue on November 6, 2023.

Note 2 – General accounting principles

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2022. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2022 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and amended standards and interpretations that are issued are disclosed below.

o
Amendments to IAS 1 Classification of Liabilities as Current or Non-current
These amendments are effective for annual periods beginning on or after January 1, 2024. The Company has not early adopted the amendments and the Company does not expect the amendments to have any impact on the presentation of the Company’s consolidated financial statements and disclosures when the amendments become effective.

o
Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
The Company has adopted the amendments to IAS 8, effective for annual periods beginning on or after January 1, 2023. These amendments have no impact on the interim condensed consolidated financial statements.

o
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
The Company will adopt the amendments to IAS 1 and IFRS Practice Statement 2, effective for annual periods beginning on or after January 1, 2023. These amendments have no impact on the interim condensed consolidated financial statements.

Note 3 – Segment reporting

DHT’s primary business is owning and operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. Management organizes and manages the entity as one segment based upon the magnitude of services provided. The Company’s Chief Operating Decision Maker (“CODM”), being the President & Chief Executive Officer, reviews the Company’s operating results on a consolidated basis as one operating segment as defined in IFRS 8 Operating Segments.

The below table details the Company’s total revenues:
$ in thousands	Q3 2023	Q3 2022	9M 2023	9M 2022
Time charter revenues[1]	17,859	19,884	58,339	57,208
Voyage charter revenues	112,464	88,343	355,444	226,651
Shipping revenues	130,322	108,227	413,783	283,860
Other revenues[2]	1,243	1,711	3,397	2,392
Total revenues	131,565	109,938	417,180	286,251
1 Time charter revenues is presented in accordance with IFRS 16 Leases, while the portion of time charter revenues related to technical management services, equaling $4.3 million in the third quarter of 2023, $4.7 million in the third quarter of 2022, $15.1 million in the first nine months of 2023 and $14.2 million in the first nine months of 2022 is recognized in accordance with IFRS 15 Revenue from Contracts with Customers.
2 Other revenues mainly relate to technical management services provided.

As of September 30, 2023, the Company had 24 vessels in operation; four vessels were on time charters and 20 vessels operating in the spot market.

Information about major customers:
For the period from July 1, 2023, to September 30, 2023, five customers represented $34.3 million, $17.8 million, $13.1 million, $10.0 million, and $8.4 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $83.6 million, equal to 64 percent of the shipping revenues of $130.3 million for the period from July 1, 2023, to September 30, 2023.

For the period from January 1, 2023, to September 30, 2023, five customers represented $64.9 million, $60.8 million, $59.9 million, $38.2 million, and $29.4 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $253.3 million, equal to 61 percent of the total revenue of $413.8 million for the period from January 1, 2023, to September 30, 2023.

For the period from July 1, 2022, to September 30, 2022, five customers represented $13.5 million, $12.8 million, $10.9 million, $10.9 million, and $6.5 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $54.6 million, equal to 50 percent of the total revenue of $108.2 million for the period from July 1, 2022, to September 30, 2022.

For the period from January 1, 2022, to September 30, 2022, five customers represented $42.4 million, $39.0 million, $23.5 million, $19.1 million, and $17.1 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $141.1 million, equal to 50 percent of the total revenue of $283.9 million for the period from January 1, 2022, to September 30, 2022.

Note 4 – Interest bearing debt

As of September 30, 2023, DHT had interest bearing debt totaling $436.6 million.

Scheduled debt repayments
	Interest	Q4
$ in thousands	rate	2023	2024	2025	Thereafter	Total
Credit Agricole Credit Facility	SOFR + 2.05%	625	2,500	2,500	30,000	35,625
Danish Ship Finance Credit Facility [1]	LIBOR + 2.00%	1,213	2,427	26,693	-	30,333
ING Credit Facility [2]	SOFR + 1.90%	6,250	25,000	25,000	161,150	217,400
ING Credit Facility	SOFR + 1.80%	750	3,000	3,000	38,250	45,000
Nordea Credit Facility [3]	SOFR + CAS[4] + 1.90%	-	23,715	23,715	69,806	117,235
Total		8,838	56,641	80,908	299,206	445,594
Unamortized upfront fees bank loans						(9,014)
Total interest bearing debt						436,579

1 Semiannual installment and will be transferred to SOFR in November 2023
2  $75.1 mill. undrawn as of September 30, 2023.
3 $142.5 mill. undrawn as of September 30, 2023.
4 Credit Adjustment Spread (CAS) of 0.26%.

ING Credit Facility
In January 2023, the Company entered into a new $405 million secured credit facility, including a $100 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, ten wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90% and is repayable in quarterly installments of $6.3 million with maturity in January 2029.

In the third quarter of 2023, the Company drew down $55 million under the revolving credit facility, which was applied towards the delivery of DHT Appaloosa and general corporate purposes. Further, the Company entered into a $45 million senior secured credit facility under the incremental facility, with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, one wholly owned special-purpose vessel-owning subsidiary as borrower, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and is repayable in quarterly installments of $0.75 million with maturity in January 2029. The draw down of the $45 million senior secured credit facility was applied to repay the revolving credit facility.

Credit Agricole Credit Facility
The credit facility is repayable in quarterly installments of $0.6 million with final payment of $22.5 million in addition to the last installment in December 2028.

Danish Ship Finance Credit Facility
The credit facility is repayable in semiannual installments of $1.2 million and a final payment of $24.3 million in addition to the last installment in November 2025.

Nordea Credit Facility
All regular installments have been prepaid through 2023. The credit facility is repayable in quarterly installments of $5.9 million from the first quarter of 2024, with the final payment of $40.9 million in addition to the last installment of $5.2 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted “accordion” of $250 million. In June 2023, we entered into an amended and restatement agreement in relation to the LIBOR cessation. The credit facility bear interest at a rate equal to SOFR plus CAS plus a margin of 1.90%.

Covenant compliance
The Company’s financial covenants as of September 30, 2023, are summarized as follows:
	ING	Credit Agricole	Danish Ship Finance	Nordea
	Credit Facility	Credit Facility	Credit Facility	Credit Facility
Security	11 VLCCs	1 VLCC	1 VLCC	11 VLCCs
Charter free market value of vessels that secure facility must be no less than	135% of borrowings	135% of borrowings	135% of borrowings	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.
*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by a broker approved by the financial institution)

As of September 30, 2023, the Company was in compliance with its financial covenants.

Note 5 – Vessels

The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.

Vessels

Cost of Vessels
$ in thousands
At January 1, 2023	1,997,196
Transferred from vessels upgrades	128,791
Retirement [1]	(9,040)
At September 30, 2023	2,116,946

Depreciation and amortization
$ in thousands
At January 1, 2023	735,198
Depreciation and amortization [2]	78,897
Retirement [1]	(9,040)
At September 30, 2023	805,055

Carrying Amount
$ in thousands
At January 1, 2023	1,261,998
At September 30, 2023	1,311,892
1Relates to completed depreciation of drydocking for DHT Bronco, DHT Colt, DHT Mustang, DHT Scandinavia and DHT Stallion.
2 Relates solely to depreciation of vessels, drydocking, and EGCS. Depreciation of office leases and other property, plant, and equipment represents an additional $1,530 thousand, which combined with the depreciation of vessels, drydocking, and EGCS comprises $80,427 thousand in depreciation and amortization.

Advances for vessel and vessel upgrades
Cost of advances for vessel and vessel upgrades relates to prepaid drydocking.

Cost of advances of vessel and vessel upgrades
$ in thousands
At January 1, 2023	4,583
Additions	124,223
Transferred to vessels	(128,791)
At September 30, 2023	15

Note 6 – Stockholders’ equity and dividend payment

Common stock
Issued at September 30, 2023	160,999,542
Numbers of shares authorized for issue at September 30, 2023	250,000,000
Par value	$0.01

Common stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Stock repurchases
In the third quarter of 2023, the Company purchased 1,137,583 of its own shares in the open market for an aggregate consideration of $9.9 million, at an average price of $8.72. In the second quarter of 2023, the Company purchased 1,072,344 of its own shares in the open market for an aggregate consideration of $8.8 million, at an average price of $8.25 per share. All shares were retired upon receipt.

In the third quarter of 2022, the Company purchased 1,499,608 of its own shares in the open market for an aggregate consideration of $8.8 million, at an average price of $5.87. In the second quarter of 2022, the Company purchased 2,826,771 of its own shares in the open market for an aggregate consideration of $15.9 million, at an average price of $5.63 per share. All shares were retired upon receipt.

Dividend payments
Dividend payment made year-to-date as of September 30, 2023:

Payment date $ in thousands, except per common share	Total payment	Per common share
August 30, 2023	$56,661	$0.35
May 25, 2023	$37,487	$0.23
February 24, 2023	$61,935	$0.38
Total payment made year-to-date as of September 30, 2023	$156,082	$0.96

Dividend payments made during 2022:

Payment date $ in thousands, except per common share	Total payment	Per common share
November 29, 2022	$6,506	$0.04
August 30, 2022	$6,506	$0.04
May 26, 2022	$3,336	$0.02
February 24, 2022	$3,330	$0.02
Total payments made during 2022	$19,679	$0.12

Note 7 – Accounts receivable and accrued revenues

As of September 30, 2023, $55.7 million, consisting mainly of accounts receivable with no material amounts overdue, was recognized as accounts receivable and accrued revenues in the interim condensed consolidated statement of financial position, compared to $59.5 million as of December 31, 2022.

Note 8 – Deferred shipping revenues

Deferred shipping revenues relate to charter hire payments paid in advance. As of September 30, 2023, $4.4 million was recognized as deferred shipping revenues in the interim condensed consolidated statement of financial position, compared to $4.2 million as of December 31, 2022.

Note 9 – Financial risk management, objectives, and policies

Note 9 in the 2022 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events

On November 6, 2023, the Board approved a dividend of $0.19 per common share related to the third quarter of 2023 to be paid on November 28, 2023, for shareholders of record as of November 21, 2023.